GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400        FACSIMILE: (650) 321-2800

June 28, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler and Gregory S. Belliston

Re:	eHealth, Inc.
Registration Statement on Form S-1
File No. 333-133526

Dear Mr. Riedler and Mr. Belliston:

eHealth, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to the Registration Statement filed on May 31, 2006.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated June 12, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the June 12, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

Prospectus Summary, page 1

1.	We note you added to your Summary the “Risk Factors” paragraph pursuant to comment 5. We reissue the comment in part because it does not appear you have disclosed the fact that you have never had a profitable year, your accumulated deficit, or the hurdles you must overcome to achieve each of the strategy objectives you list. Please revise.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised the “Risk Factors” paragraph in the Summary to disclose that while it has achieved net profitability for the quarters ended June 30, 2005, December 31, 2005 and March 31, 2006, it has never had a profitable year, to disclose its accumulated deficit and to indicate the hurdles it must overcome to achieve its strategic objectives.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

2.	We note your response to comment 6, and we reissue the comment. Please either (a) cite a source for your statement that you are “the leading online source of health insurance for individuals, families and small businesses” or (b) disclose the facts that you believe make you the leader, along with the sources for those facts.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised the Prospectus Summary and the “Our Solution” section of the Business section to disclose additional facts and sources that support the Company’s position as the leading online source of health insurance for individuals, families and small businesses.

Market Opportunity, page 1

3.	We note your response to comment 7. Since the $658 billion figure you include in your document represents more than the markets in which you operate, please delete the figure from your filing.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the Prospectus Summary to clarify that the $658 billion figure refers to all three principal segments of the private health insurance market – large employer, small business and the individual and family segments – and that the Company currently addresses the individual, family and small business segments.

Risk Factors

Our business may be harmed if we lose our relationships . . ., page 8

4.	We note your response and revisions pursuant to comment 9. Please state the scheduled duration of your agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare. We will not grant confidential treatment for this information, as it is material to investors.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised the risk factor to state the duration of its agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare.

System failures or capacity constraints could harm our business . . . , page 10

5.	We note the revisions pursuant to comment 10, and we reissue the comment in part. Please disclose the amount of your insurance coverage. Also, since you do not carry earthquake insurance, disclose the approximate value of your property so investors can know how much of a loss you are vulnerable to.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised the risk factor to disclose the aggregate amount of its business interruption insurance coverage. The Company believes that it is the potential business interruption and not the potential property damage that is the primary risk involved in the event of an earthquake or other of the events referred to in the pertinent paragraph of the risk factor. Therefore, rather than adding disclosure of the approximate value of its property, the Company has revised the risk factor to clarify potential business interruption as the primary risk.

Future litigation against us could be costly and time-consuming to defend, page 16

6.	We note the revisions pursuant to comment 16, and we reissue the comment. The comment still appears to describe a risk that all companies face. If you keep it in your document, please revise it so it is specific to your situation. For example, if you have been subject to labor and contract litigation in the past, discuss the specific facts of the litigation and how it actually harmed your business.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has deleted the risk factor related to future litigation.

Our ability to attract and retain personnel is critical to our success, page 16

7.	We note the revisions pursuant to comment 17. You give the “example” of your CEO, CFO and Chief Technology Officer being vested in more than 75% of their total outstanding stock options. Since you disclose that the loss of any of your executive officers or key employees would harm your business, please ensure you have identified all of the senior management and key employees who “have become, or will soon become, substantially vested in their stock options.”

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised the risk factor to identify all members of the senior management and key employees that are more than 75% or more of their total outstanding common stock and stock options as of March 31, 2006.

Liquidity and Capital Resources, page 48

8.	Your revised operating activities disclosure in response to prior comment 25 appears to focus on changes in working capital. Please expand your disclosure to address any material changes in the underlying drivers of cash flows, e.g. cash receipts and cash payments. Please refer to Section IV.B.1 of Financial Reporting Release No. FR-72.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised the Registration Statement to expand its disclosure of material changes in the underlying drivers of the Company’s operating cash flows.

Business

Carrier Relationships, page 57

9.	We note the additional text in this section, which we presume was added in response to comment 9. We reissue the comment because you only discuss your “typical” arrangements with insurance carriers. Please discuss the material terms, duration, and termination provisions of your specific agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company has revised this section to add disclosure regarding the percentage of commission revenue it derived from its agreements with Golden Rule Insurance Company and Blue Cross of California and Unicare in 2005, as well as the duration and termination provisions of these agreements.

Principal Stockholders, page 79

10.	We note your response to comment 26, and we reissue the comment. If known, please identity the natural persons who beneficially own the shares held by QuestMark Partners.

RESPONSE TO COMMENT 10:

The Company supplementally advises the Staff that it does not know the identity of the natural persons who beneficially own the shares held by QuestMark Partners, and is not aware that such information is publicly disclosed.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

11.	We are considering your responses to prior comments 27 and 30. Please tell us how you reached your conclusion that payments related to health insurance policies sold to members who were referred to your website by marketing partners should be classified as cost of revenues. Please explain to us the details of the revenue sharing arrangements and why it is appropriate to classify these payments as an expense. As previously requested, please cite the applicable authoritative literature that supports your accounting for this arrangement.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

RESPONSE TO COMMENT 11:

The revenue-sharing arrangements that result in expense in the Company’s statements of operations are with partners who refer visitors to the Company’s website and who are compensated by the Company through the Company sharing a percentage of the commission the Company receives from an insurance carrier as a result of the referral (“revenue-share partners”). Each arrangement obligates the Company to pay its revenue-share partner a specifically negotiated percentage of the commission payments that it collects from its carriers. The Company is obligated to compensate a revenue-share partner only when the Company receives a commission payment related to a member that was referred to the Company’s website by the revenue-share partner. If a potential member referred to the Company’s website does not apply for a policy through the Company, applies but is not approved by a carrier or does not make a premium payment to the carrier even though they were approved, the Company has no obligation to pay the revenue-share partner. Once a visitor is referred to the Company’s website for a potential health insurance transaction, the revenue-share partner has no further relationship with that visitor with respect to the health insurance transaction. With respect to the Company’s sales transaction, the Company, as an agent of the insurance carrier, is paid by the insurance carrier whose products have been sold to an applicant who used the Company’s platform. The Company receives no compensation from the insurance purchaser.

In evaluating whether it should record the revenue-share payments made to its partners as expense in the consolidated statements of operations, the Company considered EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. While the focus of EITF 99-19 is on the accounting for amounts payable to a supplier, as opposed to amounts payable to a marketing partner in the Company’s situation, the Company believes that the guidance provided by EITF 99-19 is appropriate by analogy. Based on the Company’s analysis of the provisions of EITF 99-19, the Company has determined that all applicable attributes of the EITF point to gross recognition of the revenue in these transactions. A key factor in this determination is the Company’s position that, from the perspective of the customer, the Company is the primary obligor in the transaction. The Company, therefore, has concluded that it should recognize the revenue gross in its consolidated statements of operations and that, in accordance with paragraph 3 of EITF 99-19, the revenue-share payments should be classified as cost of revenue.

One of the Company’s arrangements, which was described in the response to Comment 30 in the response letter dated May 31, 2006, differs in that the arrangement is with a carrier and the revenue-sharing amount is derived from revenue that the Company is paid by that particular carrier. Because of those additional factors, EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) was applicable to that one arrangement, and as a result, the related expense has been offset against the corresponding revenue (i.e., contra-revenue). The Company does not have any other arrangements with carriers or partners where it shares with them a percentage of the commission revenue they pay to the Company. As a result EITF 01-9 does not apply to any of the Company’s other revenue-share arrangements.

Notes to Consolidated Financial Statements

Note 10 - Net Loss Per Share, page F-26

12.	Refer to your response to prior comment 33. Please tell us how your computation and presentation of net loss per share complies with paragraph 61 of SFAS 128. Include in your response a schedule that shows how you computed the net income (loss) per share data for the Class A common stock.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

RESPONSE TO COMMENT 12:

The Company’s Class A nonvoting common stock has been issued to certain of the Company’s employees with restrictions that lapse over time (1/4 after one year and 1/48 on a monthly basis over the remaining three years). Unlike the other classes of the Company’s common and preferred stock, holders of the Class A nonvoting stock are not permitted to vote the Class A common shares. Additionally, the Class A nonvoting common shares only convert to shares of common stock upon either the effectiveness of an initial public offering or upon a resolution of the Company’s Board of Directors. The shares do not convert at the option of the holders. If the Class A shares were not converted to common stock, the holders of the Class A nonvoting stock would participate with the holders of common stock in the event of a dissolution or sale of the Company on a one for one basis. However, upon conversion, the holders of each share of Class A nonvoting common stock will receive one share of common stock for every eight shares of Class A nonvoting common stock they hold. In the event of a liquidation, the Board of Directors’ intent would be to vote to convert the Class A nonvoting common stock into shares of common stock, resulting in the Class A nonvoting common stock participating on a one for eight basis.

The Company follows the provisions of FASB Statement No. 128, Earnings per Share (SFAS 128), and EITF No. 03-6, Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings per Share (EIFT 03-6), in its computation and presentation of net income (loss) per share. Paragraph 60(a) of SFAS 128 describes participating securities as:

Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).

Issue 2 of EITF 03-6 further states:

The Task Force reached a consensus on Issue 2 that, for purposes of applying paragraphs 60 and 61 of Statement 128, a participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The Task Force observed that the form of such participation does not have to be a dividend – that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.

Since the Class A nonvoting common stock would participate with common stock in the event of a dissolution or sale of the Company (on a one for one basis if it is not converted to common stock, and on a one for eight basis if it is converted to common stock), the Class A nonvoting common stock is considered a participating security.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

Paragraph 61 of SFAS 128 states that, “for those securities that are not convertible to into a class of common stock, the ‘two-class’ method of computing earnings per share shall be used.” Since the holders of Class A nonvoting common stock do not have voting rights and since they cannot convert the shares into common stock at their own election (i.e., they are contingently convertible), the Class A nonvoting common stock is not considered to be convertible into common stock. As a result, the Company must use the two-class method.

The Company also evaluated Issue 2(b)(i) of EITF 03-6. However, since the Class A nonvoting common stock does not contain any features which could impact the conversion price, the Company determined that Issue 2(b)(i) was not applicable.

Please refer to the schedules, attached hereto as Exhibit A, that provide the detailed computation of the basic and diluted net income (loss) per share for the year ended December 31, 2005 and three-month periods ended March 31, 2005 and 2006.

Jeffrey Riedler and Gregory Belliston

June 28, 2006

* * * * *

Please do not hesitate to contact me at (650) 463-5443 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Natalie Kaniel

Gunderson Dettmer Stough Villeneuve

Franklin & Hachigian, LLP

cc:	Gary L. Lauer, eHealth, Inc.
Bruce A. Telkamp, eHealth, Inc.
Scott Giesler, eHealth, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Bennett L. Yee, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati
Caine T. Moss, Wilson Sonsini Goodrich & Rosati

EXHIBIT A

eHealth, Inc.

Calculation of Earnings (Loss) per Share

Three Months Ended March 31, 2006

Calculation of distributed earnings

Net income (loss)			$1,102,000

Less dividends paid:
Common		$—
Class A nonvoting common		$—

			$—

Undistributed earnings			$1,102,000

Allocation of undistributed earnings to common and Class A nonvoting common

Basic:
Each share of common stock and Class A nonvoting common stock participate equally in all distributions. The allocation of earnings to both classes is as follows:

Common stock (1.0 * 9,639,000) / [(1.0 * 9,639,000) + (1.0 * 88,000)] * $1,102,000			$1,092,030
Class A nonvoting common (1.0 * 88,000) / [(1.0 * 9,639,000) + (1.0 * 88,000)] * $1,102,000			$9,970

Diluted:

Please refer to the anti-dilution test below (*). Based on this test, the Company does not use the if-converted method for diluted EPS for Class A nonvoting common stock since application of if-converted method to Class A nonvoting common stock results in anti-dilutive effect. Therefore, the Company uses the two-class method for diluted EPS. Consequently, allocation of earnings to Class A nonvoting common stock is done considering effect of potential common stock shares (i.e., common stock options, common stock shares issuable upon conversion of preferred stock) as follows:

Common stock (1.0 * 37,854,000) / [(1.0 *37,854,000) + (1.0 * 88,000)] * $1,102,000			$1,099,444
Class A nonvoting common (1.0 * 88,000) / [(1.0 *37,854,000) + (1.0 * 88,000)] * $1,102,000			$2,556

Shares used in earnings per share calculation

Basic:
Common stock			9,639,000
Class A nonvoting common			88,000

Diluted:
Common stock (see below for detailed calculation (**))			37,854,000
Class A nonvoting common			88,000

Earnings per share

	Net Income (Loss)	Weighted Shares	Earnings (Loss) per Share
Basic:
Common stock	$1,092,030	9,639,000	$0.11
Class A nonvoting common	9,970	88,000	$0.11

	$1,102,000

Diluted:
Common stock	$1,099,444	37,854,000	$0.03
Class A nonvoting common	2,556	88,000	$0.03

	$1,102,000

(*) Class A nonvoting common stock if-converted method anti-dilution test

	Net Income (Loss)	Weighted Shares	Earnings (Loss) per Share
Weighted average shares of outstanding common stock	$1,092,030	9,639,000	$0.11
Weighted average number of outstanding common stock options	—	6,294,000
Weighted average shares of common stock issuable upon conversion of preferred stock	—	21,912,000

Total weighted average shares of common stock	$1,092,030	37,845,000	$0.03

Weighted average shares of outstanding Class A nonvoting stock, as converted (eight-to-one)	$9,970	11,000	$0.91
Weighted average shares of common stock for diluted EPS	$1,102,000	37,856,000	$0.03

Because the EPS impact of adding the income allocated to Class A nonvoting common stock ($0.91) is more than the diluted EPS before consideration of the Class A nonvoting common stock, the application of the if-converted method to the Class A nonvoting common stock is anti-dilutive and therefore the Company will use two-class method.

(**) Calculation of number of shares used in earnings per share calculation: common, diluted

Weighted average shares of outstanding common stock			9,639,000
Weighted average shares of outstanding common stock subject to forfeiture			9,000
Weighted average number of outstanding common stock options			6,294,000
Weighted average shares of common stock issuable upon conversion of preferred stock			21,912,000

Total weighted average shares of common stock—dilutive			37,854,000

eHealth, Inc.

Calculation of Earnings (Loss) per Share

Three Months Ended March 31, 2005

Calculation of distributed earnings

Net income (loss)			$(282,000)

Less dividends paid:
Common		$—
Class A nonvoting common		$—

			$—

Undistributed earnings			$(282,000)

Allocation of undistributed earnings to common and Class A nonvoting common

Basic:
Each share of common stock and Class A nonvoting common stock participate equally in all distributions. The allocation of earnings to both classes is as follows:

Common stock (1.0 * 9,158,000) / [(1.0 * 0) + (1.0 * 9,158,000)] * $(282,000)			$(282,000)
Class A nonvoting common (1.0 * 0) / [(1.0 * 0) + (1.0 * 9,158,000)] * $(282,000)			$—

Diluted:
Due to its net loss situation, the Company does not the use if-converted method for diluted EPS as it will be anti-dilutive. Therefore, the Company uses the two-class method as follows:

Common stock (1.0 * 9,158,000) / [(1.0 * 0) + (1.0 * 9,158,000)] * $(282,000)			$(282,000)
Class A nonvoting common (1.0 * 0) / [(1.0 * 0) + (1.0 * 9,158,000)] * $(282,000)			$—

Shares used in earnings per share calculation

Basic:
Common stock			9,158,000
Class A nonvoting common			—

Diluted:
Common stock			9,158,000
Class A nonvoting common			—

Earnings per share

	Net Income (Loss)	Weighted Shares	Earnings (Loss) per Share
Basic:
Common stock	$(282,000)	9,158,000	$(0.03)
Class A nonvoting common	—	—	—

Diluted:
Common stock	$(282,000)	9,158,000	$(0.03)
Class A nonvoting common	—	—	—

eHealth, Inc.

Calculation of Earnings (Loss) per Share

Year Ended December 31, 2005

Calculation of distributed earnings

Net income (loss)			$(414,000)
Less dividends paid:
Common		$—
Class A nonvoting common		$—

			$—

Undistributed earnings			$(414,000)

Allocation of undistributed earnings to common and Class A nonvoting common

Basic:
Each share of common stock and Class A nonvoting common stock participate equally in all distributions. The allocation of earnings to both classes is as follows:
Common stock (1.0 * 9,322,000) / [(1.0 * 9,322,000) + (1.0 * 7,000)] * ($414,000)			$(413,689)
Class A nonvoting common (1.0 * 7,000) / [(1.0 * 9,322,000) + (1.0 * 7,000)] * ($414,000)			$(311)

Diluted:
Common stock (1.0 * 9,322,875) / [(1.0 * 9,322,875) + (1.0 * 875)] * ($414,000)			$(413,961)
Class A nonvoting common (1.0 * 875) / [(1.0 * 9,322,875) + (1.0 * 875)] * ($414,000)			$(39)

Shares used in earnings per share calculation

Basic:
Common stock			9,322,000
Class A nonvoting common			7,000

Diluted:
Common stock (see below for detailed calculation (**))			9,322,875
Class A nonvoting common			875

Earnings per share
	Net Income (Loss)	Weighted Shares	Earnings (Loss) per Share

Basic:
Common stock	$(413,689)	9,322,000	$(0.04)
Class A nonvoting common	(311)	7,000	$(0.04)

	$(414,000)

Diluted:
Common stock	$(413,961)	9,322,875	$(0.04)
Class A nonvoting common	(39)	875	$(0.04)

	$(414,000)

(*) Class A nonvoting common stock if-converted method anti-dilution test
	Net Income (Loss)	Weighted Shares	Earnings (Loss) per Share
Weighted average shares of outstanding common stock	$(413,689)	9,322,000	$(0.04)
Weighted average number of outstanding common stock options	—	—
Weighted average shares of common stock issuable upon conversion of preferred stock	—	—

Total weighted average shares of common stock	$(413,689)	9,322,000	$(0.04)

Weighted average shares of outstanding Class A nonvoting stock, as converted (eight-to-one)	$(311)	875	$(0.36)
Weighted average shares of common stock for diluted EPS	$(414,000)	9,322,875	$(0.04)

Because the EPS impact of adding the income allocated to Class A nonvoting common stock (($0.36)) is less than the diluted EPS before consideration of the Class A nonvoting common stock, the application of the if-converted method to the Class A nonvoting common stock is not anti-dilutive, however, there is no change to net loss per share. Therefore the Company will use two-class method.

(**) Calculation of number of shares used in earnings per share calculation: common, diluted

Weighted average shares of outstanding common stock			9,322,000
Weighted average shares of outstanding common stock subject to forfeiture			—
Weighted average number of outstanding common stock options			—
Weighted average shares of common stock issuable upon conversion of preferred stock			—
Weighted average shares of common stock issuable upon conversion of Class A			875

			9,322,875